SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NOBLE ROMAN’S, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

655107100
(CUSIP Number)

BT Brands, Inc.
Gary Copperud
405 Main Avenue West, Suite 2D,
West Fargo, North Dakota 58078
(307) 223-1663
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 655107100

(1)	Names of reporting persons: Gary Copperud
(2)	Check the appropriate box if a member of a group: (a) ☒ (b) ☐
(3)	SEC use only.
(4)	Source of funds: PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: United States

Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power: 176,031
	(8)	Shared Voting Power:
	(9)	Sole Dispositive Power: 176,031
	(10)	Shared Dispositive Power:

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 176,031
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.792*
(14)	Type of Reporting Person (See Instructions) IN

* Based on 22,215,512 shares of common stock outstanding as of October 29, 2022, as disclosed in the Quarterly Report on Form 10-Q filed by the Company with the SEC on November 9, 2022 (the “Form 10-Q”).

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CUSIP No.: 655107100

(1)	Names of reporting persons: BT Brands, Inc.
(2)	Check the appropriate box if a member of a group: (a) ☒ (b) ☐
(3)	SEC use only.
(4)	Source of funds: WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Wyoming

Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power: 972,951
	(8)	Shared Voting Power: 0
	(9)	Sole Dispositive Power: 972,951
	(10)	Shared Dispositive Power:

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 972,951
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 4.38
(14)	Type of Reporting Person (See Instructions) CO

* Based on 22,215,512 shares of common stock outstanding as of October 29, 2022, as disclosed in the Quarterly Report on Form 10-Q filed by the Company with the SEC on November 9, 2022 (the “Form 10-Q”).

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Item 1. Security and Issuer

The title of the class of equity securities to which this statement relates to is shares of common stock, no par value (“Common Stock”), of Noble Roman’s, Inc., an Indiana corporation (the “Issuer”). The principal offices of the Issuer are located at 6612 E. 75th Street, Suite 450, Indianapolis, Indiana 46250.

Item 2. Identity and Background

(a) Name

This Schedule 13D is being filed on behalf of the following Reporting Persons (collectively, the “Reporting Persons”):

(i) BT Brands, Inc., a corporation organized under the laws of the State of Wyoming (“BTB”); and

(ii) Gary Copperud, an individual resident of Utah, United Sates of America (“Mr. Copperud”).

Mr. Copperud is the Chief Executive Officer and a Director of BTB

Each of the Reporting Persons is party to the Joint Filing Agreement, as further described in Item 4 and filed as an exhibit to this Statement. Accordingly, the Reporting Persons are making a joint filing.

(b) Residence or Business Address

The address of the principal business and principal office of each of the Reporting Persons is:

(i) BTB: 405 West Main Avenue, Suite 2D, West Fargo, North Dakota 58078

(ii) Mr. Copperud: 405 West Main Avenue, Suite 2D, West Fargo, North Dakota 58078

(c) Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or Other Organization in Which Such Employment Is Conducted

The principal business of BTB is the ownership and operation of restaurants and food service businesses. BTB files reports with the Securities and Exchange Commission, and its shares of common stock and warrants to purchase shares of common stock are traded on The Nasdaq Stock Market.

The principal occupation of Mr. Copperud is as the Chief Executive Officer and a Director of BTB. BTB’s principal address is 405 West Main Avenue, Suite 2D, West Fargo, North Dakota 58078.

(d) Criminal Convictions

During the past five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Civil Proceedings

During the past five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship

(i) BT Brands, Inc. is a corporation organized under the laws of the State of Wyoming.

(ii) Gary Copperud is a citizen of the United States of America.

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Item 3. Source and Amount of Funds or Other Consideration

The shares of Common Stock purchased by BTB were purchased with working capital. The aggregate purchase price of the 972,951 shares of Common Stock beneficially owned by BTB is approximately $204,095 (including brokerage commissions and transaction costs).

The shares of Common Stock purchased by Mr. Copperud were purchased with personal funds. The aggregate purchase price of the 176,031 shares of Common Stock beneficially owned by Mr. Copperud is approximately $37,568 (including brokerage commissions and transaction costs).

The 972,951 shares of Common Stock beneficially owned by BTB and the 176,031 shares of Common Stock beneficially owned by Mr. Copperud may be referred to as the “Shares.”

Item 4. Purpose of Transaction

Mr. Copperud has been involved in the restaurant industry for more than 15 years as an executive of BTB. Mr. Copperud began acquiring and selling his shares of Common Stock for investment purposes believing that the Common Stock represented an investment opportunity. In July 2022, Mr. Copperud discontinued effecting transactions in the Common Stock for his personal account and, in his capacity as an executive officer of BTB, advised BTB to start acquiring Common Stock for the same reason.

The Reporting Persons review their investment in the Issuer on a continuing basis. Depending on various factors, including the Issuer’s financial position and strategic direction, actions taken by the Board of Directors of the Issuer (the “Board”), price levels of the Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Persons may, from time to time, take such actions with respect to their investment in the Issuer as they deem appropriate, including purchasing additional shares of Common Stock or selling some or all of their Shares. In addition, the Reporting Persons (or their affiliates) are considering engaging, and may engage, in communications and discussions with the Issuer, members of the Board and management of the Issuer, other current or prospective shareholders of the Issuer, investment and financing professionals, industry analysts and other interested parties regarding a variety of matters relating to the Issuer, including operations, strategy, plans or prospects, financial performance, corporate governance, management, accounting and other matters. Such communications and discussions may also relate to one or more potential extraordinary corporate transactions involving the Issuer, including a potential change of control, business combination or other strategic transaction involving the Issuer (such as a merger, tender offer, reorganization, sale of a material amount of assets or similar transaction), potential changes to the composition of the Board or management of the Issuer, as well as potential changes to the strategic direction, capitalization or governance of the Issuer. The Reporting Persons (or their affiliates) may submit to the Issuer proposals relating to such matters and may take other steps seeking to bring about changes to increase shareholder value of the Issuer. There can be no assurances that any such proposals will be submitted or that any transaction will result from any such discussions or proposals, and the Reporting Persons (or their affiliates) are under no obligation to propose or consummate any transaction.

The Reporting Persons have previously engaged in a discussions with a member of the Board of the Issuer regarding possible financing alternatives available to the Issuer, including a discussion by the Reporting Persons (and certain of their affiliates) as to possible approaches to refinance on better terms the Issuer’s $8.5 million senior secured promissory note that bears interest at the rate estimated to be approximately 18% per annum requiring the Issuer to make monthly payments of $33,000 beginning in February 2023. Nothing discussed by the Reporting Persons constitutes a current or present plan or proposal of the Reporting Persons (or any of their affiliates) with respect to the Issuer.

Although the Reporting Persons are considering plans or proposals with respect to their investment in the Issuer that could relate to or result in certain of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, as described above, as of the date of this filing, the Reporting Persons do not have any definitive plans or proposals that relate to or would result in any such matters, except to the extent described herein.

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Item 5. Interest in Securities of the Issuer.

(a) The aggregate percentage of shares reported owned by each person named herein is based upon 22,215,512 shares of Common Stock outstanding as of October 29, 2022, as disclosed in the Quarterly Report on Form 10-Q filed by the Company with the SEC on November 9, 2022 (the “Form 10-Q”).

As of the close of business on the date hereof, BTB individually beneficially owned 972,951 shares of Common Stock, constituting approximately 4.38% of all of the outstanding Shares.

As of the close of business on the date hereof, Mr. Copperud individually beneficially owned 176,031 shares of Common Stock, constituting approximately 0.79% of all of the outstanding Shares.

Mr. Copperud owns 1,028,540 shares of common stock of BTB (including securities exercisable for or convertible shares of into shares of BTB common stock within 60 days of the date hereof), representing approximately 15.63% of the outstanding shares of common stock of that company.

The Reporting Persons, in the aggregate, beneficially own 1,148,982 shares of Common Stock, constituting approximately 5.17% of the outstanding Shares.

(b) BTB has sole power to vote or direct the vote of and the sole power to dispose or direct the disposition of, the 972,951 shares of Common Stock held by BTB.

MMR. Copperud has sole power to vote or direct the vote of and the sole power to dispose or direct the disposition of, the 176,031 shares of Common Stock held by him.

(c) During the past sixty (60) days, the Reporting Persons have not entered into any transactions in the Common Stock except as set forth on Schedule 1 hereto.

(d) No Person other than the Reporting Persons have the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons have entered into a joint filing agreement, dated as of November 28, 2022, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement to Schedule 13D by and between BT Brands, Inc. and Gary Copperud dated as of November 28, 2022.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 28, 2022

BT BRANDS, INC.

By:	/s/ Gary Copperud
Name:	Gary Copperud
Title:	Chief Executive Officer

GARY COPPERUD

/s/ Gary Copperud

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SCHEDULE 1

Date	Buy/Sell	Security	Approximate Price Per Share[1]	Amount of Shares Bought/(Sold)
BT BRANDS INC.
10/13/22	Buy	Common Stock	0.1954	15,000
10/13/22	Buy	Common Stock	0.1956	10,000
10/20/22	Sell	Common Stock	0.1970	2,500
10/25/22	Buy	Common Stock	0.2051	9,974
10/26/22	Buy	Common Stock	0.2106	10.978
11/01/22	Buy	Common Stock	0.1963	5,000
11/01/22	Buy	Common Stock	0.1963	5,000
11/01/22	Buy	Common Stock	0.1963	5,000
11/01/22	Buy	Common Stock	0.1963	5,000
11/01/22	Buy	Common Stock	0.1963	5,000
11/01/22	Buy	Common Stock	0.1963	5,000
11/01/22	Buy	Common Stock	0.1963	5,000
11/03/22	Sell	Common Stock	0.2160	2,500
11/07/22	Sell	Common Stock	0.2160	2,500
11/08/22	Buy	Common Stock	0.2503	20,000
11/08/22	Buy	Common Stock	0.2597	2,500
11/08/22	Buy	Common Stock	0.2591	5,000
11/08/22	Buy	Common Stock	0.2591	5,000
11/08/22	Buy	Common Stock	0.2591	2,500
11/08/22	Buy	Common Stock	0.2591	2,500
GARY COPPERUD
11/16/22	Sell	Common Stock	0.24291	(1000)
11/16/22	Sell	Common Stock	0.24291	(1000)
11/17/22	Sell	Common Stock	0.1608	(100)
11/17/22	Sell	Common Stock	0.1524	(100)

1 Excluding any brokerage fees.

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